UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

				SCHEDULE 13G

		Under the Securities Exchange Act of 1934

		(Amendment No. _______________)




			Blackrock Municipal Target Term Trust Inc.
------------------------------------------------------------------------
				(Name of Issuer)

				Common Stock
------------------------------------------------------------------------
			(Title of Class of Securities)

				09247M105
------------------------------------------------------------------------
				(CUSIP Number)



Check the following box if a fee is being paid with this statement [ X ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09247M105			13G		Page   2   of   6   Pages
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1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Sit Investment Associates, Inc.
	41-1404829
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) _
	 (a) |___|
	 (b) |_X_|
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3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION
		State of Minnesota
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			5	SOLE VOTING POWER
				2,482,400
NUMBER OF		-------------------------------------------------------
SHARES     		6	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY		-------------------------------------------------------
EACH			7	SOLE DISPOSITIVE POWER
REPORTING			2,482,400
PERSON		-------------------------------------------------------
WITH			8	SHARED DISPOSITIVE POWER
				-0-
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9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		2,482,400
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10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(SEE INSTRUCTIONS)
		Not Applicable
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11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		5.47%
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12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Sit Investment Associates, Inc. (client accounts)		IA
Sit Tax-Free Income Fund 					IV
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


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CUSIP No. 09247M105			13G		Page   3    of   6   Pages
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ITEM 1 (a)	Name of Issuer:
	Blackrock Municipal Target Term Trust Inc.

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
		199 Water Street
		New York,  NY  10292

ITEM 2 (a)	Name of Person Filing:
	Sit Investment Associates, Inc.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment
Advisers:
1. Sit Investment Fixed Income Advisers ("SIFIA")  41-1845054
2. Sit/Kim International Investment Associates, Inc. ("SKI")  36-3627319
3. Sit Fixed Income Advisors II, LLC  41-1894024
4. Sit/Kim International Investment Associates II, LLC ("SKI II")  41-1918565

SIA is the Investment Advisor for thirteen mutual funds (the "Funds") which are comprised of six registered investment companies, two of which consist of series funds as listed below. SIA has the voting power and dispositive power for all securities owned by SIA and the following thirteen mutual funds.

	1)  Sit Mid Cap Growth Fund, Inc.
	2)  Sit Large Cap Growth Fund, Inc.
	3)  Sit U.S. Government Securities Fund, Inc.
	4)  Sit Money Market Fund, Inc.
	Sit Mutual Funds, Inc.
	5)	Sit International Growth Fund (series A)
	6)	Sit Balanced Fund (series B)
	7)	Sit Developing Markets Growth Fund (series C)
	8)  Sit Small Cap Growth fund (series D)
	9)  Sit Science and Technology Growth Fund (Series E)
	10)  Sit Regional Growth Fund (Series F)
	Sit Mutual Funds II, Inc.
	11)  Sit Tax-Free Income Fund (series A)
	12)  Sit Minnesota Tax-Free Income Fund (series B)
	13)  Sit Bond Fund (series C)

Of the affiliated entities indicated above, only SIA and its affiliates (client accounts) and Sit Tax-Free Income Fund beneficially owned shares of the Issuer common stock as of December 31, 1998.


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CUSIP No. 09247M105			13G		Page   4   of   6   Pages
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ITEM 2 (b)	Address of Principal Business Office or, if none, Residence:

	4600 Norwest Center
	90 South Seventh Street
	Minneapolis, MN  55402

ITEM 2 (c)	Citizenship:    Minnesota Corporation

ITEM 2 (d)	Title of Class of Securities:  Common Stock

ITEM 2 (e)	CUSIP Number:    09247M105

ITEM 3 (e)

(a) [    ]  Broker or Dealer registered under Section 15 of the Act
(b) [    ]  Bank as defined in section 3(a)(6) of the Act
(c) [    ]  Insurance Company as defined in section 3(a)(19) of the Act
(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act
(e) [ X  ]  Investment Adviser registered under section 203 of the
            Investment Advisers Act of 1940.
(f) [    ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
            1974 or Endowment Fund: see section 240.13d-1(b)(1)(ii)(F)
(g) [    ]  Parent Holding Company, in accordance with section 240.13d-
            1(b)(ii)(G) (Note :see Item 7)
(h) [    ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4	Ownership

	(a)	Amount Beneficially Owned:

Number of shares beneficially owned by each reporting person with sole voting power; and aggregate amount beneficially owned by each reporting person:

SIA and Affiliates Ownership as of 12/31/98:
	Shares
	SIA (client accounts)						1,299,200
	Sit Tax-Free Income Fund					1,183,200
	Total Shares Owned By SIA and Affiliated Entities	2,482,400


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CUSIP No. 09247M105			13G		Page   5  of   6  Pages
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	(b)	Percent of Class:
	Outstanding as of12/31/98:   45,410,000

SIA and Affiliates Ownership @ 12/31/98:
	% Owned
	SIA (client accounts)						2.86%
	Sit Minnesota Tax-Free Income Fund				2.61%
	Total Shares Owned By SIA and Affiliated Entities	5.47%


	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: 2,482,400
	(ii)	Shares power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of: 2,482,400
	(iv)	Shared power to dispose or to direct the disposition of:

ITEM 5 	Ownership of Five Percent or Less of a Class:  If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

ITEM 6	Ownership of More than Five Percent on Behalf of Another
            Person:  	N/A

ITEM 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:
	N/A

ITEM 8	Identification and Classification of Members of the Group:
	N/A

ITEM 9	Notice of Dissolution of Group:
	N/A


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CUSIP No. 09247M105			13G		Page   6   of   6   Pages
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ITEM 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				SIT INVESTMENT ASSOCIATES, INC.

				Date:	February 16, 1999

				By /s/ Paul E. Rasmussen